SEC LETTER TO SOURCE AGRICULTURE CORP.

Issuer Response to Letter dated May 14, 2024

Offering Statement on Form 1-A/A

SEC COMMENT	ADDRESSED BY
General

1.      Your disclosure indicates that the company has engaged Financial Star as a marketing company for the potential offering. Please note that solicitation is an indicia of brokerage activity. Please provide a detailed analysis of what activities Financial Star intends to engage in and why such activities would not require it to register as a broker-dealer.

Further, we note that your disclosure states that Financial Star created the website at no charge to the company. However, The Financial Star website states “Financial Star News Inc has been paid $50,000 USD to market Source AG’s Reg A.” Please clarify whether Financial Star receives any compensation in connection with its services to the company.

The Company intends to engage The Financial Star (“TFS”) to market its potential Regulation A offering by driving traffic to a landing page ( https://invest.thefinancialstar.com/source-agriculture/lpa-en) via social media and search engines such as Google. The landing page will offer prospective investors the option to click on an “Invest Now” button, which will direct them to the investment platform (the “Platform”) operated by the Company’s broker-dealer (Rialto Markets) and transfer agent (KoreConX). The landing page will also include a toll-free phone number operated by the Company.

TFS’s potential compensation will not depend upon the outcome or size of any transaction, individually or in aggregate. In other words, it will not receive transaction-based compensation or commissions. Beyond hosting and promoting the landing page on the Company’s behalf, TFS will not otherwise engage in solicitation, negotiation or execution of any transactions or provide assistance iin structuring payments. While TFS will be marketing the potential offering generally,  TFS will not be providing advice on the investment’s structure or suitability. In short, TFS will be acting as a marketing firm to draw attention to the Company’s Regulation A offering, which is a common practice and function that is separate and unrelated to that of a broker-dealer.  For the reasons above, it is the Company’s position that TFS’s marketing activities would not require it to register as a broker-dealer.

In regards to TFS’ compensation, the prior disclosure that TFS created the website at no charge to the Company is correct, and the incorrect statement that “Financial Star News Inc has been paid $50,000 USD to market Source AG’s Reg A” has been removed from the website. TFS may be paid $50,000 to market the offering following qualification by the SEC, but it has not yet received any compensation in connection with its services to the Company. As stated above, TFS will not receive any transaction-based compensation or commissions. The statement that was removed from the website was intended to demonstrate the sort of disclosure that might appear when the offering is promoted following qualification by the SEC.

The Company believes that the response above sufficiently addresses the SEC Comment and that no amendment to the offering statement is required.